UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WEX INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)
96208T104
(CUSIP Number of Class of Securities)

Sara Trickett
Chief Legal Officer and Corporate Secretary
WEX Inc.
1 Hancock St.
Portland, Maine 04101
(207) 773-8171

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amanda Fenster
Lyuba Goltser
Weil, Gotshal & Manges LLP
767 5th Ave
New York, New York 10153
(212) 310-8000

Marisa D. Stavenas
John G. O’Connell
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by WEX Inc., a Delaware corporation (“WEX” or the “Company”), on February 26, 2025, as amended and supplemented by Amendment No. 1 on February 27, 2025, Amendment No. 2 on March 5, 2025 and Amendment No. 3 on March 26, 2025 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $750 million in value of shares of its common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of not less than $148.00 nor greater than $170.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 26, 2025 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 4 is to amend and supplement the Schedule TO. Only those items amended or supplemented are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On March 31, 2025, the Company issued a press release announcing the final results of the Offer, which expired at one minute after 11:59 P.M., New York City Time, on March 25, 2025.  A copy of the press release is filed as Exhibit (a)(5)(E) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(E)	Press release issued by WEX Inc., dated March 31, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2025

WEX INC.

By:	/s/ Jagtar Narula
	Name:	Jagtar Narula
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 26, 2025.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.*
(a)(1)(F)	Summary Advertisement, dated February 26, 2025.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by WEX Inc., dated February 25, 2024 (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on February 25, 2025).*
(a)(5)(B)	Modified Dutch Auction Tender Offer FAQs, dated February 26, 2025.*
(a)(5)(C)	Press release issued by WEX Inc., dated February 27, 2025 (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on February 27, 2025).*
(a)(5)(D)	Press release issued by WEX Inc., dated March 26, 2025.*
(a)(5)(E)	Press release issued by WEX Inc., dated March 31, 2025.
(b)(1)	Indenture, dated March 6, 2025, among WEX Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).*

(b)(2)	Form of 6.500% Senior Unsecured Notes due 2033 (incorporated by reference to Exhibit 4.2 to WEX Inc.'s Current Report on Form 8-K filed with the SEC on March 6, 2025).*
(b)(3)	Seventh Amendment, dated as of March 6, 2025, to that certain Amended and Restated Credit Agreement, dated as of April 1, 2021, by and among WEX Inc. and certain of its subsidiaries identified therein, the lenders party thereto from time to time, and Bank of America, N.A., as administrative agent on behalf of the lenders (including a conformed copy of the Amended and Restated Credit Agreement, reflecting all amendments through the Seventh Amendment, attached as Annex A thereto) (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).*

(d)(1)	Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 8, 2009).*
(d)(2)	Wright Express Corporation Amended 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2010).*
(d)(3)	WEX Inc. 2019 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 15, 2019).*
(d)(4)	Amended and Restated 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 10, 2021).*
(d)(5)
Form of WEX Inc. Nonstatutory Stock Option Agreement under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).*

(d)(6)
Form of WEX Inc. Nonstatutory Stock Option Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).*

(d)(7)
Form of WEX Inc. 2023 Nonstatutory Stock Option Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).*

(d)(8)
Form of WEX Inc. Performance-Based Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).*

(d)(9)
Form of WEX Inc. 2023 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).*

(d)(10)
Form of WEX Inc. 2024 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).*

(d)(11)
Form of WEX Inc. Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).*

(d)(12)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).*

(d)(13)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).*

Exhibit Number	Description
(d)(14)
Form of WEX Inc. 2024 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).*

(d)(15)
Form of WEX Inc. 2024 Market Share Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).*

(d)(16)
Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).*

(d)(17)	Non-Employee Director Compensation Plan (Effective October 1, 2023) (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).*
(d)(18)	Non-Employee Director Compensation Plan (Effective October 1, 2024)(incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 24, 2024).*
(d)(19)
Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).*

(d)(20)
Form of Wright Express Corporation Non-Employee Director Compensation Plan Award Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.31 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).*

(d)(21)	2015 Section 162(m) Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2015).*
(d)(22)	2017 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).*
(d)(23)
WEX Inc. Executive Severance Pay and Change in Control Plan dated March 5, 2018 (incorporated by reference to Exhibit No. 10.18 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 18, 2019).*

(d)(24)
WEX Inc. Amended and Restated Executive Severance Pay and Change in Control Plan (Effective January 1, 2025) (incorporated by reference to Exhibit No. 10.39 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).*

(d)(25)	Form of Employment Agreement for Melissa Smith (incorporated by reference to Exhibit No. 10.6 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).*
(d)(26)	Offer Letter dated September 6, 2019 between WEX Inc. and Mr. Deshaies (incorporated by reference to Exhibit 10.64 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).*
(d)(27)	Offer Letter dated November 6, 2015 between WEX Inc. and Mr. Dearborn (incorporated by reference to Exhibit 10.65 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).*
(d)(28)	Offer letter, dated April 20, 2022, between WEX Inc. and Jagtar Narula (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on 8-K filed with the SEC on April 26, 2022).*
(d)(29)	Offer letter, dated November 7, 2023, between WEX Inc. and Sachin Dhawan (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).*
(d)(30)	Form of Employment Agreement for Carlos Carriedo dated December 7, 2021 between WEX Europe Limited and Carlos Carriedo.*
(d)(31)	Offer Letter dated November 23, 2021 between WEX Inc. and Karen Stroup.*
(d)(32)	Offer Letter dated December 30, 2021 between WEX Inc. and Jennifer Kimball.*
(d)(33)	Offer Letter dated June 4, 2024 between WEX Inc. and Sara Trickett.*
(d)(34)	Offer Letter dated December 12, 2017 between WEX Inc. and Melanie Tinto.*
(d)(35)	WEX Insider Trading Policy (incorporated by reference to Exhibit No. 19 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).*

Exhibit Number	Description
(d)(36)	Clawback Policy (incorporated by reference to Exhibit 97 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2024).*
(d)(37)	2024 Clawback Policy.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*
*	Previously filed.